Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
On February 16, 2009, David Crane, President and Chief Executive Officer of NRG Energy, Inc. (“NRG”), issued the following letter to all NRG employees.
[NRG ENERGY, INC. LETTERHEAD]

Date:	February 16, 2009

To:	All Staff

From:	David Crane—President and CEO

Subject:	Exelon Update and Q&A
In our ongoing effort to keep everyone informed, please see below the latest Q&A to answer some of the questions you have had since our last Q&A.
1.	Exelon proposed to expand the Board and nominated a slate of directors. Why would they do that and what does it mean for our Board?

As they said they would, Exelon submitted a proposal to expand the size of the NRG Board of Directors to 19 directors (currently the Board consists of 12 directors). Exelon also proposed a slate of nine director nominees for election at our 2009 annual meeting of stockholders. According to Exelon’s proposal, if elected, five of the director nominees would be to fill five of the new slots that would be created if Exelon’s proposal to expand the Board is approved by our stockholders. Exelon’s other four director nominees will seek to unseat the four current NRG directors who are up for re-election this year.

Exelon said that if NRG’s stockholders approve the proposal to increase the size of the Board, “the two remaining seats on the expanded board would remain open to NRG’s own director nominees....that its decision to leave two seats open was designed to avoid a change in control of NRG that could trigger a requirement for NRG to pay a significant amount of its debt.” If Exelon’s proposal to expand the size of the NRG Board of Directors is approved by NRG stockholders, and all of Exelon’s nominees were elected to the Board with two additional NRG nominees, Exelon’s nominees would constitute nearly 50% of the Board. If NRG declined to nominate the two extra nominees and Exelon won all nine, they would have nine board members to our remaining eight, which may trigger the change of control provisions in our senior debt facilities, with significant complications for all concerned. For more information on our viewpoint, you may read our full news release.

2.	I keep reading articles reporting Exelon saying that NRG will not allow them to conduct due diligence but I thought we had addressed that issue?

As we shared with you, on January 19, we met with Exelon to discuss its unsolicited bid for NRG. During that meeting, we indicated that the price Exelon has offered has not changed and is too low, and that the risks and issues with the proposed transaction remained substantial. Exelon expressed an interest in conducting “due diligence,” a process in which Exelon would review NRG’s business operations, finances, personnel and other facets of the Company. We said that Exelon might be allowed to conduct due diligence, at a point in the future, as part of a larger process.

At this point, allowing Exelon to conduct due diligence is premature, given that it has not increased its offering price and, as Exelon’s chairman stated directly, due diligence would NOT result in an increase in their purchase price by a meaningful amount.

3.	Can you illustrate the due diligence issue in an everyday perspective?

Think of it this way. You live in a home that you know is worth $300,000. The housing market is terrible but you are not concerned because you have a good job, you can service the mortgage and you can wait it out. Suddenly, someone knocks on your door, tells you that he will pay you $200,000 for your house, but can he please take a look around. Surprised, you ask him if he even has the money. No, he says, he doesn’t have the money but he’s confident that he can get it. You tell him that the offer needs to be higher, substantially higher, and he needs to have the money.

A couple of months later, he is back knocking on your door. He still doesn’t have the money—all he had done in the interim was go to the Town Hall to file to get the title to your house changed into his name. He is still offering $200,000; telling you how lucky you are to have this opportunity. And now he insists that he be allowed in for a home inspection. Do you let him in?

4.	What happens if more than 50% of NRG’s shares are tendered into Exelon’s exchange offer that has been extended to February 25?

There has been a lot of incorrect information that implies that a tender of 50% or higher means that a transaction will take place. If Exelon announces that more than 50% of NRG’s shares have been tendered, it still does not mean that a transaction will take place or that Exelon has succeeded in completing its exchange offer.

As we have said in the past, the results of this exchange offer can be seen as similar to those of a political poll, and are not a binding commitment from stockholders at this point. Exelon’s principal effort is to get a sense of whether it will prevail in the proxy contest that will culminate at this year’s annual meeting, so in that sense the vote result is important but not decisive in any respect. Exelon’s announcement of a slate of alternative directors is the first step in that process and the proxy contest will take months to play out.

5.	What would it take to elect Exelon’s nominees to the Board of Directors?

First, in order to increase the size of the Board to 19, Exelon would have to obtain votes for this proposal from more than 50% of NRG’s stockholders. If that happens, then for Exelon’s five nominees to be elected to fill the slots, those nominees would have to receive more votes from NRG’s stockholders than any other nominees running for those slots, including any nominees put forth by NRG. In order for Exelon’s four nominees who are challenging NRG’s current directors to be elected, Exelon’s nominees would need to receive more votes from NRG’s stockholders than NRG’s current directors receive from our stockholders.

6.	If Exelon’s proposed slate of directors is NOT elected at NRG’s Annual Meeting, will that end Exelon’s hostile attempt to take over NRG?

It would be the end of Exelon’s attempt to elect directors to the NRG Board until next year’s annual meeting. It is hard to say with any certainty what effect Exelon’s defeat in the director elections would have on its pending exchange offer, which Exelon could continue to pursue despite such defeat. You should not assume that the proxy contest ends up with an all-or-nothing result. Many situations in the past have ended with the raider (Exelon) getting some but not all of its slate elected, as institutional shareholders often seek to ensure that the raider’s views are represented on the Board, but are, at the same time, loathe to “hand the keys” to the Company to the raider.

7.	I understand that as a stockholder I will continue to receive mailings. What can I expect to receive in the mail next?

As an NRG stockholder, you can expect to receive a lot of mail from both companies as long as Exelon continues to pursue its exchange offer and proxy contest. We’ll provide details on those mailings in a future Q&A.

As you know, the NRG Board has recommended that stockholders not tender their shares into Exelon’s offer, and we continue to ask that, if you support that recommendation, please disregard Exelon’s materials. If you have already tendered your shares, you have the ability to withdraw them from the offer if you so choose.

8.	In a January 20 letter to employees, you indicated that NRG is “engaging in market discovery.” What does that mean? Are other companies interested in us?

“Market discovery” is a process to determine if there is a better value proposition or external alternative available to NRG. Such an opportunity could come from another company, and there are other companies interested in NRG. We believe that any transaction involving NRG must represent a fair value for our assets, operations and strategic plan, including our strong market position and future growth prospects. We also continue to pursue aggressively all aspects of our stand alone growth strategy.

9.	If I sell my Restricted Stock Units (RSUs) that will be vesting in February, does that help Exelon?

If you sell your shares, it is possible the person who buys those shares may tender them to Exelon, which would help Exelon. However, the decision to keep or sell your NRG shares is a personal one that is likely to be based on many factors, including your personal financial plans.

10.	At this point, are we able to determine how a potential acquisition of NRG by Exelon would affect NRG employees?

Let’s stick to what we know. Exelon has already said that for its offer to be approved by regulators, it would need to sell some assets in the PJM East market, specifically our Indian River, Vienna and Dover plants. If these assets are sold, employees at these facilities would have an employer other than Exelon. If Exelon plans to retain our remaining assets, it would still need people to continue operating plants in a safe and effective manner. Their generation business is primarily nuclear. With respect to corporate and regional personnel, they would likely review our offices to determine how they would best align with Exelon’s existing organizational structure. And, as you can imagine, in regions where Exelon has limited to no facilities, they may need more of our people than in regions where they have major offices.

11.	On the earnings call, you said that it is time for investors to send Exelon a message. What did you mean by that?

The great majority of NRG shareholders—both those who did tender in January and those who did not—have told us the current exchange ratio offered by Exelon is grossly unfair to NRG shareholders. It captures a severely disproportionate share of NRG’s value—and of the potential value embedded within the combination of the two companies—for Exelon’s shareholders.

We understand many shareholders tendered to Exelon on January 6 because they saw it as a risk free way to keep the process going. But endorsing Exelon’s current offer at this point may be construed as an affirmation that it implies a fair value for our Company’s equity, and that simply is not so. Our shareholders can send Exelon a message by NOT tendering.

If you have further questions, please ask your manager or send them to NRGCommunications. We will use them in upcoming communications as much as possible. And be sure to visit the Exelon Information Center via the link on the Insider front page for the latest information.
Important Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of proxy of any stockholder of NRG Energy, Inc. (“NRG”). NRG plans to file with the Securities and Exchange Commission (the “SEC”) and furnish to its stockholders a proxy statement and white proxy card in connection with its 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”). INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.
In response to the exchange offer proposed by Exelon Corporation referred to in this news release, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S

SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.
Investors and stockholders will be able to obtain free copies of NRG’s proxy statement (when it becomes available), the Solicitation/Recommendation Statement on Schedule 14D-9, any other documents filed by NRG in connection with the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.
NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Information regarding NRG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 12, 2009, and its proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2008. Detailed information regarding the names, affiliations and interests of individuals who will participate in the solicitation of proxies of NRG’s stockholders will also be available in NRG’s proxy statement for the 2009 Annual Meeting.
Forward-Looking Statements
This communication contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally.
The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the SEC at www.sec.gov. Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.